                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      AND

                                  SCHEDULE 13D
                             _____________________

                        INTENSIVA HEALTHCARE CORPORATION
                           (Name of Subject Company)

                     SELECT MEDICAL OF MECHANICSBURG, INC.

                          A WHOLLY OWNED SUBSIDIARY OF

                           SELECT MEDICAL CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   45815Y105
                     (CUSIP Number of Class of Securities)
                               __________________

                            MICHAEL E. TARVIN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           SELECT MEDICAL CORPORATION
                            4718 OLD GETTYSBURG ROAD
                                 P.O. BOX 2034
                          MECHANICSBURG, PENNSYLVANIA
                                 (717) 972-1100

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:

                             HENRY N. NASSAU, ESQ.
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000
                               __________________

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D filed on November 17, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by Select Medical of Mechanicsburg, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Select Medical Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Intensiva HealthCare Corporation, a Delaware corporation (the "Company"),at $9.625 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

     The Schedule 14D-1 is hereby amended and supplemented as follows:

Item 10.  Additional Information.

     On November 30, 1998, Parent issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the Offer had expired. The full text of the press release is attached hereto as Exhibit (a)(10).

Item 11.  Materials to be Filed as Exhibits.

     (a)(10)   Press Release, dated November 30, 1998.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 30, 1998


                              SELECT MEDICAL OF MECHANICSBURG, INC.

                              BY: /S/ MICHAEL E. TARVIN
                                  ----------------------------------------------
                                  NAME:   MICHAEL E. TARVIN
                                  TITLE:  VICE PRESIDENT AND SECRETARY


                              SELECT MEDICAL CORPORATION

                              BY: /S/ MICHAEL E. TARVIN
                                  ---------------------------------------------
                                  NAME:  MICHAEL E. TARVIN
                                  TITLE: VICE PRESIDENT, GENERAL COUNSEL
                                         AND SECRETARY

                               INDEX TO EXHIBITS


EXHIBIT
-------

*(a)(1)  Offer to Purchase, dated November 17, 1998.

*(a)(2)  Letter of Transmittal.

*(a)(3)  Notice of Guaranteed Delivery.

*(a)(4)  Letter to Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees.

*(a)(5)  Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)  Press Release, dated November 9, 1998.

*(a)(8)  Summary Advertisement.

*(a)(9)  Press Release, dated November 17, 1998

(a)(10)  Press Release, dated November 30, 1998

*(b)     Commitment Letter, dated November 9, 1998, of Welsh,
         Carson, Anderson & Stowe.

*(c)(1)  Agreement and Plan of Merger, dated as of November 9,
         1998, by and among Parent, Purchaser and the Company.

*(c)(2) Confidentiality Agreement, dated as of October 7, 1998, by and between Parent and the Company.

*(c)(3) Stockholder Agreement, dated as of November 9, 1998, among Parent, Purchaser and certain stockholders of the Company.

(d)      None.

(e)      Not applicable.

(f)      None.


*    Previously filed.